UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 25, 2025

Southport Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-41150	86-3483780
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

268 Post Road Suite 200 Fairfield, CT	06824
(Address of principal executive offices)	(Zip Code)

(917) 503-9722

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934: None.

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	PORTU	OTC
Class A common stock, $0.0001 par value per share	PORT	OTC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50, subject to adjustment	PORTW	OTC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

Special Meeting

On August 25, 2025, Southport Acquisition Corporation (“SAC” or “Southport”) convened a special meeting of stockholders (the “Special Meeting”) for the purposes of considering and voting upon the following proposals, each of which is described in further detail in the definitive joint proxy statement/prospectus filed by SAC with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2025, as amended or supplemented from time to time (the “joint proxy statement/prospectus”):

•	Proposal No. 1: The Business Combination Proposal – a proposal to approve and adopt the Agreement and Plan of Merger, dated as of September 11, 2024, by and among SAC, Sigma Merger Sub, Inc. (“Merger Sub”) and Angel Studios, Inc. (“ASI” or “Angel Studios”), as amended by Amendment No. 1, dated as of February 14, 2025 (as amended, the “Merger Agreement”) (such proposal, the “Business Combination Proposal”), which provides for, among other things, the merger of Merger Sub with and into ASI (the “Merger” or “Business Combination”), with ASI surviving the Merger as a wholly owned subsidiary of SAC, in accordance with the terms and subject to the conditions of the Merger Agreement, and immediately after the Merger’s closing, SAC will be renamed “Angel Studios, Inc.” and the “Combined Company” will refer to the combined company as so renamed;

•	Proposal No. 2: The Charter Proposal – a proposal to approve and adopt the proposed second amended and restated certificate of incorporation of the Combined Company (the “Proposed Charter”), upon the effective time of the Business Combination (such proposal, the “Charter Proposal”);

•	Proposal No. 3: The Governance Proposals – the following proposals (such proposals, collectively, the “Governance Proposals”), to be considered and voted upon on a non-binding advisory basis, with respect to certain governance provisions in the Proposed Charter and the proposed amended and restated bylaws of the Combined Company (the “Proposed Bylaws”), which are being presented separately in accordance with SEC guidance to give stockholders the opportunity to present their separate views on important corporate governance provisions:

•	Proposal No. 3A – authorizing the change in the authorized share capital of SAC from (i) 200,000,000 shares of Class A common stock, par value $0.0001 per share, of SAC (the “SAC Class A Common Stock”), 20,000,000 shares of Class B common stock, par value $0.0001 per share, of SAC (the “SAC Class B Common Stock” and, together with the SAC Class A Common Stock, the “SAC Common Stock,” and each share of SAC Common Stock, a “SAC Common Share”) and 1,000,000 shares of preferred stock, par value $0.0001 per share, of SAC to (ii) 500,000,000 shares of Class A common stock, par value $0.0001 per share, of the Combined Company (the “Combined Company Class A Common Stock”), and 200,000,000 shares of Class B common stock, par value $0.0001 per share, of the Combined Company (the “Combined Company Class B Common Stock” and, together with the Combined Company Class A Common Stock, the “Combined Company Common Stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share, of the Combined Company;

•	Proposal No. 3B – providing that each outstanding share of Combined Company Class A Common Stock will be entitled to one vote and each outstanding share of Combined Company Class B Common Stock will be entitled to ten votes;

•	Proposal No. 3C – providing for a right of stockholders to call special meetings;

•	Proposal No. 3D – providing for all other changes in connection with the replacement of the current amended and restated certificate of incorporation and amended and restated bylaws of SAC with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination, including (i) changing the Combined Company’s corporate name from “Southport Acquisition Corporation” to “Angel Studios, Inc.,” (ii) making the Combined Company’s corporate existence perpetual and (iii) removing certain provisions related to SAC’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination;

•	Proposal No. 4: The Director Election Proposal – a proposal to elect five directors who, upon consummation of the Business Combination, will be the directors of the Combined Company (such proposal, the “Director Election Proposal”);

•	Proposal No. 5: The Stock Issuance Proposal – a proposal to approve, for purposes of complying with the applicable listing rules of the Nasdaq Stock Market LLC and/or the New York Stock Exchange, the issuance of Combined Company Common Stock pursuant to the Merger Agreement (such proposal, the “Stock Issuance Proposal”);

•	Proposal No. 6: The Incentive Equity Plan Proposal – a proposal to approve the Combined Company’s 2024 Long-Term Incentive Plan (such proposal, the “Incentive Equity Plan Proposal”); and

•	Proposal No. 7: The SAC Adjournment Proposal – a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the Special Meeting (such proposal, the “SAC Adjournment Proposal”). The SAC Adjournment Proposal will only be presented at the Special Meeting if there are not sufficient votes for, or otherwise in connection with, the approval of one or more proposals at the Special Meeting.

Holders of 4,208,851 shares of SAC Class A Common Stock and 1,287,498 shares of SAC Class B Common Stock, in each case, held of record as of June 27, 2025, the record date for the Special Meeting, were present virtually or by proxy, representing approximately 95.0% of the voting power of the SAC Common Stock and approximately 83.1% of the voting power of the SAC Class B Common Stock, in each case, as of the record date for the Special Meeting, and constituting a quorum for the transaction of business.

A summary of the voting results at the Special Meeting is set forth below. Each of the proposals voted on at the Special Meeting was approved.

Proposal No. 1: The Business Combination Proposal

The voting results for the Business Combination Proposal were as follows:

For	Against	Abstain
5,496,349	0	0

Proposal No. 2: The Charter Proposal

The voting results for the Charter Proposal were as follows:

For	Against	Abstain
5,496,249	0	100

Proposal No. 3: The Governance Proposals

The voting results for the Governance Proposals were as follows:

Proposal No. 3A:

For	Against	Abstain
5,496,212	100	37

Proposal No. 3B:

For	Against	Abstain
5,496,249	100	0

Proposal No. 3C:

For	Against	Abstain
5,496,349	0	0

Proposal No. 3D:

For	Against	Abstain
5,496,211	101	37

Proposal No. 4: The Director Election Proposal

The voting results for the Director Election Proposal, which could only be voted on by holders of SAC Class B Common Stock, were as follows:

For	Against	Abstain
1,287,498	0	0

Proposal No. 5: The Stock Issuance Proposal

The voting results for the Stock Issuance Proposal were as follows:

For	Against	Abstain
5,496,312	0	37

Proposal No. 6: The Incentive Equity Plan Proposal

The voting results for the Incentive Equity Plan Proposal were as follows:

For	Against	Abstain
5,496,212	100	37

Proposal No. 7: The Adjournment Proposal

SAC had solicited proxies in favor of the SAC Adjournment Proposal, which would have given SAC authority to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there were insufficient votes for the approval of one or more proposals at the Special Meeting. As sufficient shares were voted in favor of the other proposals presented at the Special Meeting, the SAC Adjournment Proposal was not voted upon at the Special Meeting.

Warrantholders Meeting

On August 25, 2025, SAC convened a special meeting of public warrantholders (the “Warrantholders Meeting”) for the purposes of considering and voting upon the following proposals, each of which is described in further detail in the joint proxy statement/prospectus:

•	Proposal No. 1: The Warrant Amendment Proposal – a proposal to amend the Warrant Agreement, dated as of December 9, 2021 (the “Warrant Agreement”), between SAC and Continental Stock Transfer & Trust Company, as warrant agent, in the form attached to the joint proxy statement/prospectus as Annex G, to provide that, as contemplated by the Merger Agreement, immediately prior to the closing of the Business Combination contemplated by the Merger Agreement, each of the issued and outstanding public warrants of SAC (“SAC Public Warrants”) automatically will convert into 0.1 newly issued share of SAC Class A Common Stock, with any fractional entitlement being rounded down (such proposal, the “Warrant Amendment Proposal”); and

•	Proposal No. 2: The Warrantholders Meeting Adjournment Proposal – a proposal to approve the adjournment of the Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Warrant Amendment Proposal (such proposal, the “Warrantholders Meeting Adjournment Proposal”).

Holders of 10,452,357 SAC Public Warrants held of record as of June 27, 2025, the record date for the Warrantholders Meeting, were present virtually or by proxy, representing approximately 90.9% of the voting power of the SAC Public Warrants as of the record date for the Warrantholders Meeting, and constituting a quorum for the transaction of business.

A summary of the voting results at the Warrantholders Meeting is set forth below. The Warrant Amendment Proposal was approved.

Proposal No. 1: The Warrant Amendment Proposal

The voting results for the Warrant Amendment Proposal were as follows:

For	Against	Abstain
8,038,004	2,220,774	193,579

Proposal No. 2: The Warrantholders Meeting Adjournment Proposal

SAC had solicited proxies in favor of the Warrantholders Meeting Adjournment Proposal, which would have given SAC authority to adjourn the Warrantholders Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there were insufficient votes for the approval of Warrant Amendment Proposal. As sufficient shares were voted in favor of the Warrant Amendment Proposal, the Warrantholders Meeting Adjournment Proposal was not voted upon at the Warrantholders Meeting.

Item 8.01	Other Events.

In connection with the vote to approve the Business Combination Proposal, the holders of 50 public shares of SAC Class A Common Stock properly exercised their right to redeem their shares (and did not withdraw their redemption) for cash at a redemption price of approximately $11.54 per public share, for an aggregate redemption amount of approximately $577.

Additional Information and Where to Find It

In connection with the proposed transaction, Southport filed a registration statement on Form S-4 (File No. 333-283151) (as it may be amended, the “Registration Statement”) with the SEC, which includes a definitive prospectus and joint proxy statement of Southport and Angel Studios, referred to as a joint proxy statement/prospectus. After the Registration Statement was declared effective on July 22, 2025, on or about August 4, 2025, the definitive joint proxy statement/prospectus and other relevant documents were mailed to stockholders and warrantholders of Southport as of the June 27, 2025, record date for the Special Meeting and the Warrantholders Meeting. Southport and Angel Studios will also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Southport and Angel Studios (when available) through the website maintained by the SEC at http://www.sec.gov. The documents filed by Southport with the SEC also may be obtained free of charge upon written request to 268 Post Road, Suite 200, Fairfield, CT 06824. The documents filed by Angel Studios with the SEC also may be obtained free of charge on Angel Studios’ website at https://www.angel.com/legal/sec-filings or upon written request to 295 W Center Street, Provo, UT 84601.

Participants in Solicitation

Southport, Angel Studios and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Southport, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Southport’s Annual Report on Form 10-K for its fiscal year ended December 31, 2024, which was filed with the SEC on April 15, 2025, under the headings “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence.” To the extent holdings of SAC Common Stock by the directors and executive officers of Southport have changed from the amounts of Southport Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Angel Studios, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Angel Studios’ Annual Report on Form 10-K for its fiscal year ended December 31, 2024, which was filed with the SEC on March 28, 2025, under the headings “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” and “Certain Relationships and Related Transactions, and Director Independence.” To the extent holdings of Angel Studios common stock by the directors and executive officers of Angel Studios have changed from the amounts of Angel Studios common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of any of the documents referenced herein from Southport or Angel Studios using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Angel Studios and Southport. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of the combined company’s securities, (ii) the risk that the proposed transaction may not be completed by Southport’s business combination deadline and the potential failure to obtain an extension of the business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the stockholders of Southport and Angel Studios, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on Angel Studios’ business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Angel Studios or diverts management’s attention from Angel Studios’ ongoing business operations and potential difficulties in Angel Studios employee retention as a result of the announcement and consummation of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Angel Studios or against Southport related to the Merger Agreement or the proposed transaction, (ix) the ability to list the combined company’s securities on a national securities exchange in connection with the transaction, (x) the price of Southport’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Southport plans to operate or Angel Studios operates, variations in operating performance across competitors, changes in laws and regulations affecting Southport’s or Angel Studios’ business, and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xiii) the evolution of the markets in which Angel Studios competes, (xiv) the costs related to the proposed transaction, (xv) Angel Studios’ expectations regarding its market opportunities, (xvi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict and the war in the Middle East, and (xvii) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Angel Studios operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Southport’s and Angel Studios’ annual reports on Form 10-K and Form 10, respectively, and quarterly reports on Form 10-Q, the Registration Statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Southport and Angel Studios from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Angel Studios and Southport assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Angel Studios nor Southport gives any assurance that either Angel Studios or Southport, or the combined company, will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Southport Acquisition Corporation

Date: August 25, 2025	By:	/s/ Jeb Spencer
		Name:	Jeb Spencer
		Title:	Chief Executive Officer